     HOUSTON,  TEXAS,  July 24,  2003 -  GulfWest  Energy  Inc.  (OTC-BB:  GULF)
announced  today  that it has  signed  a  letter  of  agreement  with  Starlight
Corporation  of Denver to pursue a merger  of the two  companies.  A  definitive agreement and plan of merger is being developed,  which will be subject to board and shareholder approval by both companies,  as well as regulatory approvals and customary due diligence.

     The merger will be achieved  through a  stock-for-stock  exchange,  whereby
100% of the Starlight  stock will be exchanged for GulfWest  stock with GulfWest as the surviving entity.  The combined company will maintain its headquarters in
Houston with a regional office in Denver to operate its Colorado properties.

     The merger is contingent  upon achieving  consolidated  re-financing of the combined  company with terms  agreeable to both  parties,  as well as GulfWest's largest debt holder.  The refinancing  will include  significant new capital for development  projects  on the Gulf Coast and in the  Rockies  to provide  growth potential.

     GulfWest and Starlight are oil and gas companies focused on the development of their  producing  properties  and the  acquisition of oil and gas assets with development potential.  GulfWest's properties are in Texas, Louisiana,  Colorado and Oklahoma,  and Starlight's  properties are in Colorado.  The combined proved reserves of the two companies are estimated at 95 billion cubic feet  equivalent
(BCFE), of which 62% is natural gas.

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The matters  discussed  herein may  contain  "forward-looking"  statements  that involve  risks and  uncertainties  including,  without  limitation,  competitive factors in the marketplace.  For further discussion regarding the information in the press  release,  please refer to  GulfWest's  10-K for December 31, 2002 and
10-Q for March 31, 2003.